UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission file number   1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011 AND 2010 AND YEAR ENDED DECEMBER 31, 2011

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5

Notes to Financial Statements	6 – 17

Supplemental Schedule
Form 5500, Schedule H, Line 4i: Schedule of Assets Held At End of Year	18

Signatures	19

Exhibit Index	20

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Trustee of the

MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Jericho, New York
June 22, 2012

3

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$3,651	$813

Investments, at fair value
Mutual funds	124,119,307	117,258,191
Common and collective trust fund	24,865,709	21,608,717
MSC Industrial Direct Co., Inc. Common Stock	7,018,838	5,969,347
Self-directed Brokerage	954,427	933,185
Total investments, at fair value	156,958,281	145,769,440

Receivables:
Employer contributions	1,872	1,729
Participant contributions	5,614	5,460
Notes receivable from participants	6,645,654	5,846,576

Total receivables	6,653,140	5,853,765

Net assets available for benefits at fair value	163,615,072	151,624,018

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(867,184)	(781,030)

Net assets available for benefits	$162,747,888	$150,842,988

See accompanying notes to the financial statements.

4

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2011

Year Ended
December 31, 2011
Investment loss:
Net depreciation in fair value of investments	$(4,838,456)
Dividend income	4,415,961

Total investment loss	(422,495)

Interest income on notes receivable from participants	281,065

Contributions:
Participants	13,045,212
Employer, net of forfeitures	4,241,375
Rollovers	4,092,706

Total contributions	21,379,293

Deductions from net assets attributed to:

Benefits paid to participants	9,302,658
Withdrawals, administration fees and other	30,305

Total deductions	9,332,963

Net increase in net assets	11,904,900

Net assets available for benefits:
Beginning of year	150,842,988

End of year	$162,747,888

See accompanying notes to the financial statements.

5

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Contributions and Vesting

The Plan is funded by employee and employer contributions. Participants may elect to contribute between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $16,500 during 2011 and 2010. In addition, the Plan permits catch-up contributions of $5,500 by participants who have attained age 50 by December 31 of each year. Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. Participants may currently direct contributions into 18 mutual funds, one common collective trust, and a self-directed brokerage account. Additionally, participants may direct contributions into the purchase of the Company’s common stock.

6

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer determined to make, for 2011 and 2010, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax contribution. On March 29, 2009, the Company temporarily suspended the Employer discretionary matching contribution to eligible participants and effective May 23, 2010, the Company reinstated the discretionary matching contribution. The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2011 or 2010. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

In addition, 100% vesting occurs upon termination of the Plan. In 2011, the Employer’s discretionary matching contributions, net of forfeitures, were $4,241,375.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2011 and 2010, the amounts of unallocated forfeitures were $10,374 and $10,326, respectively. During the year ended December 31, 2011, forfeited non-vested accounts of $182,513 were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2011 ranged from 3.25% to 10.50%.  Interest rates on outstanding loans as of December 31, 2010 ranged from 4.25% to 10.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years. A participant can have a maximum of two loans outstanding from the Plan at any given time.

7

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

In-Service Withdrawals

The Plan permits a participant to withdraw participant pre-tax, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement or for any other reason, if the participant’s vested balance exceeds $5,000, a participant or, upon death, a participant’s beneficiary, may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or installments over a fixed period, a direct rollover into an Individual Retirement Account or another Qualified Plan, or may elect to defer distribution. If a participant’s vested account balance is less than or equal to $5,000, the participant’s vested account balance will be paid in a lump-sum distribution. If the amount of such mandatory distribution is more than $1,000 and the participant does not elect to have such distribution directly rolled over into an IRA or other eligible retirement plan or paid directly to him or her, such amount will be directly rolled over into an IRA established by the Plan administrator in the participant’s name.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan. Fees from accountants, counsel, and other specialists are generally paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Amendment and Restatement

On October 19, 2010, the Plan was amended to provide certain service, vesting and compensation credit and permit distributions to certain Plan participants performing military service, in compliance with the Heroes Earnings Assistance and Relief Tax Act of 2008. On October 4, 2011, the Plan was amended to allow the suspension of minimum required distributions for 2009, as permitted by the Worker, Retiree and Employer Recovery Act of 2008. In addition, the Plan was amended in 2011 to provide Plan vesting and eligibility credit for prior employment to certain employees hired by the Company in connection with corporate asset acquisitions.

8

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the recordkeeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s common stock and potentially the individual investments in the self-directed brokerage accounts under the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2011 and 2010, approximately 4% of the Plan’s net assets available for benefits at fair value were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $71.55 and $64.69 per share, respectively). As of June 15, 2012, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $65.96 per share.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received in an asset sale or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of MSC Industrial Direct Co., Inc. common stock and other common stock held in the self-directed brokerage accounts are valued at quoted market prices and mutual funds, including those in the self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

9

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

The Plan invests in investment contracts through its participation in the T. Rowe Price Stable Value Common Trust Fund (the “Stable Value Fund”), a common collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Stable Value Fund, as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year end. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution. As of December 31, 2011 and 2010, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

New Accounting Pronouncements

Fair Value Disclosures. In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to provide a consistent definition of fair value and ensure that fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements, and is effective for the Plan prospectively for the year ending December 31, 2012. The Plan does not anticipate that the adoption of this guidance will have a material impact on its financial statements.

10

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

11

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

Following is a description of the valuation methodologies used for each major class of assets measured at fair value.

MSC Industrial Direct Co., Inc. Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as a Level 1 investment.

Mutual funds: Valued at the closing price reported on active markets as derived from the net asset value (“NAV”) of shares held by the Plan at year end and are classified as Level 1 investments. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The T. Rowe Price Equity Index Trust is composed of substantially all of the stocks in the S&P 500 Index and valued at the NAV of shares held by the Plan at year end and is classified as a Level 1 investment. Effective September 1, 2010, the Plan removed the T. Rowe Price Equity Index Trust as an investment option.

The T. Rowe Price Stable Value Common Trust Fund is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment. The investments in this Trust are generally not available in an exchange and active market and generally must be held to maturity.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

Self-directed Brokerage: Valued based on the fair market value of the underlying stocks and mutual funds, which are as of the closing price reported on the active markets on which the stocks are traded and the NAV of shares held by the Plan at year end, respectively, and is classified as a Level 1 investment.

12

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

Investments at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total

Mutual Funds:
U.S. equities	$95,185,537	$-	$-	$95,185,537
International equities	11,168,760	-	-	11,168,760
Fixed income	17,765,010	-	-	17,765,010
Total Mutual Funds	124,119,307	-	-	124,119,307

Common/Collective Trusts	-	24,865,709	-	24,865,709

MSC Industrial Direct Co., Inc.
Common Stock	7,018,838	-	-	7,018,838

Self-directed Brokerage	954,427	-	-	954,427

Investments at fair value	$132,092,572	$24,865,709	$-	$156,958,281

Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Mutual Funds:
U.S. equities	$88,772,465	$-	$-	$88,772,465
International equities	12,701,698	-	-	12,701,698
Fixed income	15,784,028	-	-	15,784,028
Total Mutual Funds	117,258,191	-	-	117,258,191

Common/Collective Trusts	-	21,608,717	-	21,608,717

MSC Industrial Direct Co., Inc.
Common Stock	5,969,347	-	-	5,969,347

Self-directed Brokerage	933,185	-	-	933,185

Investments at fair value	$124,160,723	$21,608,717	$-	$145,769,440

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

13

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

4.      INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010 are as follows:

	December 31, 2011		December 31, 2010

Mutual Funds:
T. Rowe Price Global Stock Fund	$	*	$8,584,167
Vanguard 500 Index Signal Fund		*	7,928,476
T. Rowe Price Growth Stock Fund		16,883,559	13,693,617
T. Rowe Price Personal Strategy Balanced Fund		10,667,712	9,502,789
T. Rowe Price Personal Strategy Growth Fund		15,184,596	14,036,876
PIMCO Total Return Fund		11,751,271	10,510,987

Common/Collective Trusts:
T. Rowe Price Stable Value Common Trust Fund		24,865,709	21,608,717

* Does not represent 5% or more of the Plan net assets in the respective year. Effective May 20, 2011, the Plan removed the Janus Growth and Income Fund as an investment option and transferred these assets into the T. Rowe Price Growth Stock Fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended as follows:

December 31, 2011

Common and Collective Trust Funds	$1,378,694
MSC Industrial Direct Co., Inc. Class A Common Stock	803,877
Mutual Funds	(7,045,108)
Self-directed Brokerage	24,081

Total	$(4,838,456)

14

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

5.      INCOME TAX STATUS

The Company has adopted a non-standardized prototype plan as the plan document for the Plan. The prototype document was submitted to the Internal Revenue Service (the “IRS”) for an opinion that the prototype document complies in form with the qualification requirements of Section 401(a) of the Code, as amended (the “Code”) and the IRS issued a favorable opinion letter to the prototype sponsor.  On March 7, 2012, the IRS issued a favorable determination letter that the Plan, as adopted, complies in form with the qualification requirements of Section 401(a) of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to audit by the Internal Revenue Service for years prior to 2008.

The Form 5500 (Annual Report/Report of Employee Benefit Plan) filed by the Plan with the US Department of Labor for the 2010 plan year has been selected by the IRS for examination. The IRS has advised that such selection does not imply that information of the Form 5500 was incorrectly prepared, but that most such selections are either random or part of a special IRS project.

6.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represent $124,941,239, or 76% of total net assets available for Plan benefits at fair value at December 31, 2011 and $114,155,727, or 75% of total net assets available for Plan benefits at fair value at December 31, 2010.

Plan investments in shares of common stock issued by the Company were $7,018,838, or 4% of total net assets available for Plan benefits at fair value at December 31, 2011 and $5,969,347, or 4% of total net assets available for plan benefits at fair value at December 31, 2010.

The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan.

15

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

7.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$162,747,888	$150,842,988

Adjustment to contract value for fully benefit-responsive investment contracts	867,184	781,030

Net assets available for benefits per the Form 5500	$163,615,072	$151,624,018

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the years ended December 31, 2011 and 2010 to Form 5500:

	December 31,
	2011	2010

Net increase in net assets available for benefits	$11,904,900	$28,024,847

Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(781,030)	(556,931)

Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	867,184	781,030

Net increase in net assets per Form 5500	$11,991,054	$28,248,946

16

PLAN NUMBER: 003
EIN: 13-5526506

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010 (continued)

9.      SUBSEQUENT EVENTS

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

17

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

Identity of Issuer	Description	Cost	Fair Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock	**	$7,018,838
PIMCO	PIMCO Total Return Fund	**	11,751,271
T. Rowe Price *	T. Rowe Price Balanced Fund	**	7,057,903
T. Rowe Price *	T. Rowe Price Equity Income Fund	**	7,709,839
Vanguard	Vanguard 500 Index Signal Fund	**	7,954,148
Vanguard	Vanguard Inflation Protected Securities Fund	**	220,099
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund	**	5,793,640
T. Rowe Price *	T. Rowe Price Global Stock Fund	**	7,356,407
T. Rowe Price *	T. Rowe Price Growth Stock Fund	**	16,883,559
T. Rowe Price *	T. Rowe Price International Stock Fund	**	3,812,353
T. Rowe Price *	T. Rowe Price New Horizons Fund	**	2,618,085
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund	**	8,043,719
Keeley	Keeley Small Cap Value Fund	**	3,975,419
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund	**	24,865,709
Cohen & Steers	Cohen & Steers Realty Shares	**	142,840
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund	**	5,483,279
T. Rowe Price *	T. Rowe Price Value Fund	**	1,916,738
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund	**	7,547,700
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund	**	10,667,712
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund	**	15,184,596
T. Rowe Price *	Cash	**	3,651
Brokerage Accounts	Self-directed Brokerage	**	954,427
Total investments at fair value			156,961,932

Participant Loans	1,908 Loans to participants with interest rates ranging from 3.25% - 10.50% with various maturity dates through 2021	**	6,645,654
Total Assets Held For Investment Purposes			$163,607,586

*     Indicates party-in-interest to the Plan.

**   Cost information is not required for participant directed investments and participant loans and therefore, is not included.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 22, 2012
/s/ Leon Graifer
Leon Graifer
On behalf of The MSC Industrial Direct 401(k)
Administrative Committee

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EXHIBIT INDEX

Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm

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